Exhibit 21

List of Subsidiaries, as of December 6, 2013

Key Technology, Inc., an Oregon corporation (the Registrant)

·	Key Technology Holdings USA LLC (Oregon)

·	Suplusco Holding B.V. (Netherlands)

·	Key Technology B.V. (Netherlands)

·	Visys N.V. (Belgium)

·	Key Technology Australia Pty Ltd. (Australia)

·	Productos Key Mexicana S. de R.L. de C.V. (Mexico)

·	Key Technology (Shanghai) Trading Co. Ltd. (China)

·	Key Technology Asia-Pacific Pte. Ltd. (Singapore)